MANUELA ELLMERER
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

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2nd January 2008

Director Dealings and Voting Rights Announcements
Reference File Number 82-35138

Dear Sirs,

This is an information to be, made public in Germany or provided to shareholders, but Wacker does not post it on the website. Therefore I would like to send you the director dealings and voting rights announcements via mail since September 2007. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

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euro adhoc: Wacker Chemie AG / Directors' Dealings Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Directors Dealings-Mitteilung übermittelt durch euro adhoc mit dem Ziel einer europaweiten Verbreitung. Für den Inhalt ist der Emittent verantwortlich.

Personenbezogene Daten:

Mitteilungspflichtige Person:

Name: Manfred Köppl (natürliche Person)

Grund der Mitteilungspflicht:

Grund: Person mit Führungsaufgaben
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zur Transaktion:

Transaktion:

Bezeichnung:	Aktie
ISIN:	DE000WCH8881
Geschäftsart:	Verkauf / Sales
Datum:	19.09.2007
Stückzahl:	58
Währung:	Euro
Kurs/Preis:	168,50000
Gesamtvolumen:	9.773,00
Börsenplatz:	Frankfurt
Erläuterung:	

Angaben zum Emittent:

Emittent:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
Telefon:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
Email:	info@wacker.com
WWW:	http://www.wacker.com
Branche:	Chemie

ISIN: DE000WCH8881
Indizes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
Börsen: Regulierter Markt/Prime Standard: Börse Frankfurt
Sprache: Deutsch

Zurück

Druckansicht

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

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euro adhoc: Wacker Chemie AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: see below
Place: see below
State: see below

Company data:

Name: Wacker Chemie AG
Address: Hanns-Seidel-Platz 4, 81737 München
Place: München
State: Germany

01.10.2007

1. On September 24, 2007, the stake of Artisan Partners Limited Partnership, Milwaukee, Wisconsin 53202, USA, in the voting rights in Wacker Chemie AG, Muenchen, Germany, exceeded the threshold of 5%. On that date, Artisan Partners Limited Partnership held 5.03% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 2,621,340 ordinary shares (Stammaktien); Wacker Chemie AG has issued ordinary shares only). All voting rights in Wacker Chemie AG were attributed to Artisan Partners Limited Partnership pursuant to section 22 (1) sent. 1 no. 6 WpHG. Of such voting rights, 3.23% (voting rights arising from 1,682,244 ordinary shares (Stammaktien)) were voting rights arising from shares held by Artisan Funds, Inc.

2. On September 24, 2007, the stake of Artisan Investment Corporation, Milwaukee, Wisconsin, USA, in the voting rights in Wacker Chemie AG, Muenchen, Germany, exceeded the threshold of 5%. On that date, Artisan Investment Corporation held 5.03% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 2,621,340 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Artisan Investment Corporation pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG. Of such voting rights, 3.23% (voting rights arising from 1,682,244 ordinary shares (Stammaktien)) were voting rights arising from shares held by Artisan Funds, Inc.

3. On September 24, 2007, the stake of ZFIC, Inc., Milwaukee, Wisconsin, USA, in the voting rights in Wacker Chemie AG, Muenchen, Germany, exceeded the threshold of 5%. On that date, ZFIC, Inc, held 5.03% in relation to all voting rights in

Wacker Chemie AG (voting rights arising from 2,621,340 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to ZFIC, Inc. pursuant to section 22 (1)sent. 1 no. 6 in connection with sent. 2 and 3 WpHG. Of such voting rights, 3.23% (voting rights arising from 1,682,244 ordinary shares (Stammaktien)) were voting rights arising from shares held by Artisan Funds, Inc.

4. On September 24, 2007, the stake of Mr Andrew A. Ziegler, USA, in the voting rights in Wacker Chemie AG, Germany, exceeded the threshold of 5%. On that date, Mr Andrew A. Ziegler held 5.03% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 2,621,340 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Mr. Andrew A. Ziegler pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG. Of such voting rights, 3.23% (voting rights arising from 1,682,244 ordinary shares (Stammaktien)) were voting rights arising from shares held by Artisan Funds, Inc.

5. On September 24, 2007, the stake of Ms. Carlene M. Ziegler, USA, in the voting rights in Wacker Chemie AG, Germany, exceeded the threshold of 5%. On that date, Ms. Carlene M. Ziegler held 5.03% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 2,621,340 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Ms. Carlene M. Ziegler pursuant to section 22 (I) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG. Of such voting rights, 3.23% (voting rights arising from 1,682,244 ordinary shares (Stammaktien)) were voting rights arising from shares held by Artisan Funds, Inc.

emitter:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
phone:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
mail:	info@wacker.com
WWW:	http://www.wacker.com
sector:	Chemicals
ISIN:	DE000WCH8881
indexes:	Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt
language:	English

82-35138

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Marko Fartelj

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: sales
Date: 07.11.2007
No of items: 100
Currency: Euro
Price: 180.00000
Total amount traded: 18,000.00
Place: Munich
Explanation:

Issuer subject to the publication requirement:

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emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770
mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: sales
Date: 28.12.2007
No of items: 260
Currency: Euro
Price: 197.70000
Total amount traded: 51,402.00
Place: Frankfurt
Explanation:

Issuer subject to the publication requirement:

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emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770
mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt

END